Mail Stop 6010
Via Facsimile and U.S. Mail

December 14, 2007

Mr. V. Prem Watsa
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

Re: Fairfax Financial Holdings Limited
        Form 40-F for fiscal year ended December 31, 2006
        File No. 1-31556

Dear Mr. Watsa:

        We have reviewed your September 28, 2007 response to our September 19, 2007
letter and have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 40-F for fiscal year ended December 31, 2006

Off-Balance Sheet Arrangements

1. We acknowledge your response to comment one, particularly your statement that
    the disclosures in Notes 4, 13 and 15 "relate to arrangements that are more aptly
    described as contingencies and not off-balance sheet arrangements." In your
    response, you describe only two off-balance sheet arrangements, the pledge of
    certain securities on behalf of Advent and the obligation to assume loans to
    officers and directors by Canadian banks. However, you appear to have engaged
    in other off-balance sheet arrangements, such as the $247.7 million pledge in
    support of Syndicate 1218's capacity at Lloyd's and reinsurance-to-close
    commitments between RiverStone Insurance UK, Lloyd's of London Syndicate
    3500 and Kingsmead syndicates 271 and 506. Please expand your disclosure to
    cover all arrangements with Lloyd's syndicates or explain your basis for
    concluding that these activities did not constitute off-balance sheet arrangements.
    Provide a quantification of the contractual obligations of Syndicate 3500,
    including those related to Kingsmead syndicates 271 and 506. Please provide

separate disclosure that clearly identifies all of your off-balance sheet arrangements in accordance with General Instruction B (11).

Exhibit 2 - Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 20. US GAAP Reconciliation, page 52

2. Please refer to prior comment four. Your response appears to indicate that cost of reinsurance is equivalent to ceded premiums as disclosed in Note 7. However, you also discuss ceded claims and state that "the preceding analysis ignores the impact of reinsurance commission and bad debt expense." Please provide a clearer and more complete explanation and quantification of how you determine cost of reinsurance and the effect of ceded reinsurance transactions on your operations for each period presented, as required in paragraph 27 of SFAS 113.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant